CHARTER CORPORATE SERVICES, INC.
3050 E. Chevy Chase Drive
Glendale, CA 91206

Tel. 818 434 8327

January 16, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Att.  H. Christopher Owings, Esq.
 Ronald E. Alper, Esq.

Re:     Charter Corporate Services, Inc.
       Registration Statement on Form S-1  A/1
       File No. 333-155432

Gentlemen:

We hereby withdraw our request for acceleration of effectiveness as per our letter dated January 14, 2009.

We hereby request acceleration of effectiveness of the above captioned Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Wednesday, January 21, 2009 or as soon as thereafter practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Yours truly,

/s/ Patrick C. Brooks
Patrick C. Brooks
Director, President & Chief Executive Officer